

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Travis J. Wofford
Partner
Baker Botts L.L.P.
910 Louisiana St.
Houston, TX 77002

> **Re: RumbleOn, Inc.**
> **PREC14A filed April 5, 2023**
> **Filed by Mark Tkach et al.**
> **File No. 001-38248**

Dear Travis J. Wofford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Note that capitalized terms used here but not otherwise defined have the same meaning as in the proxy statement listed above.

PREC14A filed April 5, 2023

General

1. We note the following disclosure on page 2: "The Investor Group and the Company will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board." Please clarify here (and elsewhere where a similar statement appears), if true, that the Company's proxy card will include the names of the Investor Class II Nominees but not the other Investor Nominees.

2. We note the following disclosure on page 3: "IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN TWO NOMINEES FOR PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED "FOR" THOSE NOMINEES YOU HAVE SO MARKED." To avoid potentially confusing shareholders, please replace "those

nominees" with "the nominee" or "that nominee," or advise. Please do the same on page 37 and on the proxy card.

3.   We note the following disclosure on page 3: "IF YOU VOTE "FOR" MORE THAN TWO NOMINEES FOR PROPOSAL 1 ON A WHITE UNIVERSAL PROXY CARD THAT YOU RETURN TO FIRST COAST RESULTS INC., INDEPENDENT TABULATOR ON BEHALF OF OKAPI PARTNERS LLC ("OKAPI"), YOUR SHARES WILL BE VOTED "FOR" THE INVESTOR CLASS II NOMINEES (OR THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE) AND TO "WITHHOLD" ON THE OPPOSED COMPANY NOMINEES." We also note the similar statement regarding voting instruction forms in the subsequent paragraph. Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

4.   We note the following disclosure on page 4: "In the event that any Primary Investor Nominee is unable (due to death, disability or otherwise) or hereafter becomes unwilling for any reason to serve as a director, the proxies named on the enclosed WHITE universal proxy card will be voted "FOR" Mark Tkach in place of such Primary Investor Nominee." Please revise such disclosure (and similar disclosure throughout the proxy statement and on the proxy card) so as to ensure consistency with the limits of discretionary authority outlined in Rule 14a-4(c)(5), which states that you may use discretionary authority to vote for a substitute nominee if a named nominee is "unable to serve or for good cause will not serve."

5.   We note the disclosure regarding the vote required for Proposals 5 and 6. Please expand the disclosure to clarify why two conflicting vote standards are disclosed, and please disclose whether the Participants have a view as to which vote standard legally applies.

Proposal 8: Election of Kyle Beaird, page 22

6.   We note the following disclosure: "Proposal 8 is conditioned, in part, upon Proposal 6. If none of the members of the Board are removed pursuant to Proposal 6 and/or there are no vacancies to fill other than as a result of Proposal 5, Kyle Beaird (or the Alternate Investor Nominee) cannot be elected pursuant to this Proposal 8." Please expand the disclosure to explain clearly, if true, that as of the present, no director has filled the vacancy created by the resignation of Denmar Dixon, and therefore Mr. Beaird could be elected on the basis of Proposal 8 alone.

Cost and Method of Solicitation, page 42

7.   We note the statement that proxies may be solicited by, among other means, telegraph. Please advise as to whether the reference to telegraph is accurate, or delete it.

8.   Please clarify the following sentence, which appears to be missing words: "The Board, which will consist of two of six directors of the Board, if the Investor Class II Nominees are elected, or four of seven directors, if all of the Primary Investor Nominees are elected, would be required... ."

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions